SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	an announcement regarding withdrawal of resolution proposed to the 2020 annual general meeting of China Petroleum & Chemical Corporation (the “Registrant”);

2.	a copy of supplemental notice of 2020 annual general meeting of the Registrant; and

3.	a copy of revised proxy form for the 2020 annual general Meeting of the Registrant;

Each made by the Registrant on April 27, 2021.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Announcement on Withdrawal of Resolution Proposed to the 2020 Annual General Meeting

China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) received a letter from Mr. Zhou Liwei that he will not participate in the election of external supervisors of the eighth session of the board of supervisors of the Company due to change of working arrangements. The Company decided to withdraw the resolution to elect Mr. Zhou Liwei as an external supervisor of the eighth session of the board of supervisors of the Company proposed to the 2020 annual general meeting (“AGM”). The aforesaid withdrawal of resolution is in compliance with the requirements of the relevant laws, administrative regulations, departmental rules, regulatory documents and articles of association of the Company.

Based on the above, corresponding modifications will be made to the Company’s notice of AGM dated 9 April 2021 and relevant documents. The revised notice of AGM and relevant documents will be issued separately as necessary.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
27 April 2021

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai# , Liu Hongbin#, Ling Yiqun#, Zhang Shaofeng*, Tang Min+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director

* Non-executive Director

+ Independent Non-executive Director

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2020

REFERENCE IS MADE to the Notice of the Annual General Meeting for the Year 2020 dated 9 April 2021 (the “Original Notice”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) which set out the details of the Annual General Meeting for the Year 2020 (“AGM”) to be held at Beijing Chaoyang U-Town Crowne Plaza, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC on Tuesday, 25 May 2021 at 9:00 a.m. at which the matters set out therein will be proposed for consideration. Unless otherwise stated, capitalised terms used herein shall have the same meanings as those used in the Original Notice and the circular of the Company dated 9 April 2021 (the “Circular”).

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the following resolution in the Original Notice has been withdrawn (the “Withdrawn Resolution”):

12.05	To elect Mr. Zhou Liwei as an external supervisor of the eighth session of the board of supervisors of the Company.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the number of proposed resolutions at the AGM will be rearranged as follows, and the shareholders are advised to pay special attention:

Resolutions to be considered and approved at the AGM

By way of non-cumulative voting:

1.	To consider and approve the Report of the Seventh Session of the Board of Directors of Sinopec Corp. (including the Report of the Board of Directors for 2020).

2.	To consider and approve the Report of the Seventh Session of the Board of Supervisors of Sinopec Corp. (including the Report of the Board of Supervisors for 2020).

3.	To consider and approve the audited financial reports of Sinopec Corp. for the year ended 31 December 2020 prepared by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers.

4.	To consider and approve the profit distribution plan of Sinopec Corp. for the year ended 31 December 2020.

It is proposed by the Board of Directors of Sinopec Corp. (the “Board”) to the shareholders at the AGM to consider and approve the distribution of a final dividend of RMB0.13 (tax inclusive) per share held by the shareholders on the relevant record date (16 June 2021), combining with the interim special dividend of RMB0.07 (tax inclusive) per share which has been declared and distributed by the Company, the annual cash dividend will be RMB0.20 (tax inclusive) per share for the year 2020.

5.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2021.

6.
To consider and approve the appointment of KPMG Huazhen (Special General Partnership) and KPMG as the external auditors of Sinopec Corp. for the year 2021, and to authorise the Board to determine their remunerations.

7.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s):

A proposal will be submitted to the AGM for granting a general and unconditional mandate to the Board (or director(s) authorised by the Board) to determine, within the extent of the amount of bonds that may be issued, the matters relating to the issuance of debt financing instruments, including (but not limited to) determining the registration, the actual amount to be issued, interest rate, term, target of issuance, use of proceeds of the relevant debt financing instruments, preparation, signing and disclosure of all necessary documents, and to deal with other relevant matters related to the issuance of debt financing instrument(s) under this resolution. The relevant debt financing instruments include but not limited to RMB or foreign currency denominated debt financing instruments, such as short-term debentures, super-short term debentures, medium term notes, asset backed notes, corporate bonds, asset backed securities, overseas market bonds in RMB and/or foreign currency, etc.

Subject to authorisation by the AGM, the Board will in turn authorise the Chairman and/or President and/or a director designated by the Chairman to carry out the above matters of registration and issuance.

This resolution will expire at the conclusion of the 2021 annual general meeting of Sinopec Corp. after being approved at the AGM.

8.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.:

Pursuant to the relevant requirements in Article 95 of the Articles of Association and the Hong Kong Listing Rules, if approval has been granted by way of a special resolution in a general meeting of the Company, the Company may issue domestic shares (A Shares) and overseas listed foreign shares (H Shares) separately or jointly (the “Relevant Issuance”) at a 12-month interval and the number of A Shares and H Shares intended to be issued will not exceed 20% of the outstanding shares in issue for each class of such shares without convening a class general meeting by the Company to seek approval for the Relevant Issuance.

On 19 May 2020, the annual general meeting of the Company for 2019 had approved the granting of a general mandate to the Board (or the directors authorised by the Board) of the Company to issue domestic shares and/or overseas listed foreign shares of the Company. From the date of granting of the mandate by the annual general meeting up to 7 April 2021, the Company has not used such mandate to issue shares.

In order to grant discretion to the Board on the flexibility of issuance of new shares, it is proposed to the shareholders at the AGM, to grant the general mandate to issue new domestic shares of the Company (“A Shares”) and overseas listed foreign shares of the Company (“H Shares”) by way of special resolution (“General Mandate”):

(1)
To authorise the Board (or the directors authorised by the Board) to allot, issue and deal with shares or securities convertible into such shares, options, warrants or similar rights to subscribe for any A Shares or H Shares of Sinopec Corp. (“Similar Rights”) not exceeding 20% of the existing A Share and H Shares in issue at the time when this resolution is passed at the AGM. However, notwithstanding the obtaining of the general mandate by the Board, any issue of A Shares needs shareholders’ approval at a general meeting in accordance with the relevant laws and regulations of the People’s Republic of China (“PRC”).

(2)
Subject to paragraphs (4) and (5) and pursuant to the PRC Company Law and the listing rules of the relevant stock exchanges (as amended from time to time), the exercise by the Board (or the directors authorised by the Board) of all the powers of Sinopec Corp. granted by the general and unconditional mandate to allot, issue and deal with A Shares and/or H Shares or Similar Rights and to determine the terms and conditions for the allotment and issuance of new shares or Similar Rights including but not limited to the following terms:

a.	class and number of new shares to be issued;

b.	price determination method of new shares and/or issue price (including price range);

c.	the starting and closing dates for the issue;

d.	class and number of the new shares to be issued to existing shareholders; and/or

e.	the making or granting of offers, agreements, options, convertible rights or other relevant rights which might require the exercise of such powers.

(3)
The approval in paragraph (2) will authorise the Board (or the directors authorised by the Board) to make or grant offers, agreements and options during the Relevant Period that need or might need to be continued or implemented after the Relevant Period.

(4)
The aggregate nominal amount of new A Shares and H Shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) during the Relevant Period pursuant to the approval in paragraph (2), other than issue of shares by conversion of the surplus reserve into share capital in accordance with the PRC Company Law and the Articles of Association, shall not exceed 20% of each class of the existing A Shares and H Shares in issue at the time when this resolution is passed at the AGM.

(5)
In exercising the powers granted in paragraph (2), the Board (or the directors authorised by the Board) must (i) comply with the PRC Company Law and the relevant regulations stipulated (as amended from time to time) by the places where Sinopec Corp. is listed; and (ii) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(6)	For the purpose of this resolution, the relevant period shall commence from the date of passing this special resolution at the AGM and will expire on the earliest among (“Relevant Period”):

a.	twelve months from the date of passing this resolution at the AGM;

b.	the conclusion of the next annual general meeting of Sinopec Corp.; and

c.	the revocation or variation of the General Mandate granted under this resolution by special resolution of the shareholders in a general meeting.

(7)
The Board (or the directors authorised by the Board), subject to the approval of the relevant authorities of the PRC and in accordance with the relevant laws, regulations and rules stipulated by the places where Sinopec Corp. is listed and the PRC Company Law, be and is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to paragraph (2) above.

(8)
To authorise the Board (or the directors authorised by the Board) to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, listing rules of the relevant stock exchanges and the Articles of Association.

(9)
Subject to the approval of the relevant PRC authorities, the Board (or the directors authorised by the Board) is hereby authorised to make appropriate and necessary amendments to the Articles of Association after completion of the allotment and issuance of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this General Mandate.

9.	To consider and approve the service contracts for the directors of the eighth session of the Board and the supervisors of the Board of Supervisors of Sinopec Corp. (including the salary terms).

By way of cumulative voting:

10.1	To elect the directors of the Board (not including independent non-executive directors):

10.2	To elect Mr. Zhang Yuzhuo as a non-executive director of the eighth session of the Board of the Company.

10.3	To elect Mr. Ma Yongsheng as an executive director of the eighth session of the Board of the Company.

10.4	To elect Mr. Zhao Dong as a non-executive director of the eighth session of the Board of the Company.

10.5	To elect Mr. Yu Baocai as an executive director of the eighth session of the Board of the Company.

10.6	To elect Mr. Liu Hongbin as an executive director of the eighth session of the Board of the Company.

10.7	To elect Mr. Ling Yiqun as an executive director of the eighth session of the Board of the Company.

10.8	To elect Mr. Li Yonglin as an executive director of the eighth session of the Board of the Company.

11.1	To elect the independent non-executive directors of the Board:

11.2	To elect Mr. Cai Hongbin as an independent non-executive director of the eighth session of the Board of the Company.

11.3	To elect Mr. Ng, Kar Ling Johnny as an independent non-executive director of the eighth session of the Board of the Company.

11.4	To elect Ms. Shi Dan as an independent non-executive director of the eighth session of the Board of the Company.

11.5	To elect Mr. Bi Mingjian as an independent non-executive director of the eighth session of the Board of the Company.

12.1	To elect the supervisors (not including employee representative supervisors):

12.2	To elect Mr. Zhang Shaofeng as an external supervisor of the eighth session of the board of supervisors of the Company.

12.3	To elect Mr. Jiang Zhenying as an external supervisor of the eighth session of the board of supervisors of the Company.

12.4	To elect Mr. Zhang Zhiguo as an external supervisor of the eighth session of the board of supervisors of the Company.

12.5	To elect Mr. Yin Zhaolin as an external supervisor of the eighth session of the board of supervisors of the Company.

12.6	To elect Mr. Guo Hongjin as an internal supervisor of the eighth session of the board of supervisors of the Company.

Resolutions 7 and 8 are special resolutions.

Details of the resolutions are included in the Circular, the Original Notice and this supplemental notice dispatched by Sinopec Corp. and are also available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of the Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk).

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
27 April 2021

Notes:

1.
Save for the deletion of the Withdrawn Resolution and the above changes on the numbering, there are no other changes to the resolutions set out in the Original Notice. For details of the closure of share register of members, eligibility for attending the AGM, registration procedures for attending the AGM, appointment of proxy and other relevant matters, please refer to the Original Notice and the Circular dated 9 April 2021 published by the Company on the website of The Stock Exchange of Hong Kong Limited and the website of the Company.

2.
Since the form of proxy for the AGM enclosed with the Original Notice dated 9 April 2021 (the “First Form of Proxy”) contained the Withdrawn Resolution as set out in this supplemental notice, a new form of proxy (the “Revised Form of Proxy”) has been prepared and is enclosed with this supplemental notice.

3.
The Revised Form of Proxy for use at the AGM is enclosed herewith and published on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk). Whether or not you intend to attend the AGM, you are requested to complete the Revised Form of Proxy in accordance with the instructions printed thereon and return the same to the Company’s business address or the Company’s H share registrar, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no later than 24 hours before the time for holding the AGM or any adjournment thereof (as the case maybe) (i.e. before 9:00 a.m. 24 May 2021 Hong Kong time) (the “Deadline”).

4.
Important: If the shareholders of the Company have not yet lodged the First Form of Proxy with the Company or the Company’s H share registrar, shareholders are requested to lodge only this Revised Form of Proxy. A shareholder who has lodged the First Form of Proxy with the Company or the Company’s H share registrar should note that:

(1)	the duly completed Revised Form of Proxy will be treated as the valid form of proxy lodged by such shareholder;

(2)
if such shareholder fails to lodge the Revised Form of Proxy with the Company or the Company’s H share registrar, the lodged First Form of Proxy, if duly completed, will remain effective and applicable to the extent permissible. However, with regard to resolution No. 12 in the First Form of Proxy, since the Withdrawn Resolution thereunder has been withdrawn, (i) if the total number of votes you have exercised and allocated to the remaining candidates (i.e. excluding the number of votes on the Withdrawn Resolution in the First Form of Proxy) exceeds the total number of voting rights for resolution No. 12 represented by the shares held by you after the aforesaid withdrawal of resolution, all your votes on resolution No. 12 shall become void, and you will be deemed to have abstained from voting; (ii) if the total number of votes you have exercised and allocated to the remaining candidates (i.e. excluding the number of votes on the Withdrawn Resolution in the First Form of Proxy) is no more than the total number of voting rights for resolution No. 12 represented by the shares held by you after the aforesaid withdrawal of resolution, your votes on the Withdrawn Resolution shall become void, and your votes on the remaining sub-resolutions under resolution No. 12 will be valid, and those votes not exercised (if any) will be deemed as being abstained from voting;

(3)
any Revised Form of Proxy which is lodged with the Company or the Company’s H share registrar after the Deadline shall be invalid. The First Form of Proxy previously lodged by such shareholder shall not be revoked. The First Form of Proxy, if duly completed, will be deemed effective and applicable to the extent permissible. However, with regard to resolution No. 12 in the First Form of Proxy, since the Withdrawn Resolution thereunder has been withdrawn, (i) if the total number of votes you have exercised and allocated to the remaining candidates (i.e. excluding the number of votes on the Withdrawn Resolution in the First Form of Proxy) exceeds the total number of voting rights for resolution No. 12 represented by the shares held by you after the aforesaid withdrawal of resolution, all your votes on resolution No. 12 shall become void, and you will be deemed to have abstained from voting; (ii) if the total number of votes you have exercised and allocated to the remaining candidates (i.e. excluding the number of votes on the Withdrawn Resolution in the First Form of Proxy) is no more than the total number of voting rights for resolution No. 12 represented by the shares held by you after the aforesaid withdrawal of resolution, your votes on the Withdrawn Resolution shall become void, and your votes on the remaining sub-resolutions under resolution No. 12 will be valid, and those votes not exercised (if any) will be deemed as being abstained from voting.

5.	Shareholders are reminded that completion and return of the Revised Form of Proxy will not preclude you from attending and voting in person at the AGM or any adjournment thereof.

6.	The reply slip for use at the AGM sent together with the Original Notice remains valid for the AGM if duly completed and returned in accordance with the instructions printed thereon.

7.	Shareholders are reminded to refer to other notes contained in the Original Notice.

As of the date of this notice, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Zhang Shaofeng*, Tang Min+, Cai Hongbin+, Ng, Kar Ling Johnny+

#          Executive Director
*          Non-executive Director
+          Independent Non-executive Director

Document 3

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Number of shares related to this proxy form(Note 2)

Revised Proxy Form for the Annual General Meeting for the year 2020

I (We)(note 1) ___________________________________________________________________________________________________________________________

of ____________________________________________________________________________________________________________________________________
being the holder(s) of ____________________________________________________________________________________ H Share(s)(note  2)  of RMB1.00 each of
China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) now appoint ___________________________________________________________

of _____________________________________________________________________________________________________________________________________

(I.D. No.: __________________________________________________________Tel. No.:_____________________________________________)/ the chairman of the meeting(note 3) as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the annual general meeting of Sinopec Corp. for 2020 (“AGM”) to be held at 9:00 a.m. on Tuesday, 25 May 2021 at Beijing Chaoyang U-Town Crowne Plaza, No. 3 Sanfeng North Area, Chaoyang District, Beijing, China. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.

2020 AGM
No.	By way of non-cumulative voting	For(Note 4)	Against(Note 4)
1.	To consider and approve the Report of the Seventh Session of the Board of Directors of Sinopec Corp. (including the Report of the Board of Directors for 2020).
2.	To consider and approve the Report of the Seventh Session of the Board of Supervisors of Sinopec Corp. (including the Report of the Board of Supervisors for 2020).
3.	To consider and approve the audited financial reports of Sinopec Corp. for the year ended 31 December 2020 prepared by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers.
4.	To consider and approve the profit distribution plan of Sinopec Corp. for the year ended 31 December 2020.
5.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2021.
6.
To consider and approve the appointment of KPMG Huazhen (Special General Partnership) and KPMG as the external auditors of Sinopec Corp. for the year 2021, and to authorise the Board to determine their remunerations.

7.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s).
8.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.
9.	To consider and approve the service contracts for the directors of the eighth session of the Board and the supervisors of the Board of Supervisors of Sinopec Corp. (including the salary terms).

No.	By way of cumulative voting	For(Note 5)	Against(Note 5)
10.00	To elect the directors of the Board (not including independent non-executive directors).
10.01	To elect Mr. Zhang Yuzhuo as a non-executive director of the eighth session of the Board of the Company.
10.02	To elect Mr. Ma Yongsheng as an executive director of the eighth session of the Board of the Company.
10.03	To elect Mr. Zhao Dong as a non-executive director of the eighth session of the Board of the Company.
10.04	To elect Mr. Yu Baocai as an executive director of the eighth session of the Board of the Company.
10.05	To elect Mr. Liu Hongbin as an executive director of the eighth session of the Board of the Company.
10.06	To elect Mr. Ling Yiqun as an executive director of the eighth session of the Board of the Company.
10.07	To elect Mr. Li Yonglin as an executive director of the eighth session of the Board of the Company.
11.00	To elect the independent non-executive directors of the Board.
11.01	To elect Mr. Cai Hongbin as an independent non-executive director of the eighth session of the Board of the Company.
11.02	To elect Mr. Ng, Kar Ling Johnny as an independent non-executive director of the eighth session of the Board of the Company.
11.03	To elect Ms. Shi Dan as an independent non-executive director of the eighth session of the Board of the Company.
11.04	To elect Mr. Bi Mingjian as an independent non-executive director of the eighth session of the Board of the Company.
12.00	To elect the supervisors (not including employee representative supervisors).
12.01	To elect Mr. Zhang Shaofeng as an external supervisor of the eighth session of the board of supervisors of the Company.
12.02	To elect Mr. Jiang Zhenying as an external supervisor of the eighth session of the board of supervisors of the Company.
12.03	To elect Mr. Zhang Zhiguo as an external supervisor of the eighth session of the board of supervisors of the Company.
12.04	To elect Mr. Yin Zhaolin as an external supervisor of the eighth session of the board of supervisors of the Company.
12.05	To elect Mr. Guo Hongjin as an internal supervisor of the eighth session of the board of supervisors of the Company.

Date:	2021	Signature(s):	(note 6)
Notes:
1.	Please insert full name(s) and address(es) in BLOCK LETTERS.
2.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the AGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the AGM provided that such proxies must attend the AGM in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “I"'” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “I"'” in the appropriate space under “Against”. In the absence of any such indication, the proxy may vote or abstain at his discretion. Pursuant to the articles of association of Sinopec Corp., the shares withheld or abstained from voting will not be counted in the calculation of the vote with voting right.

5.	Please note:
In respect of sub-resolutions 10.01-10.07 of the resolution No. 10 regarding election of the directors (not including independent non-executive directors, “INEDs”) and sub-resolutions 11.01-11.04 of the resolution No. 11 regarding election of the INEDs and sub-resolutions 12.01-12.05 of the resolution No. 12 regarding election of the supervisors (not including employee representative supervisors), the cumulative voting system shall be adopted for those resolutions. Please refer to the following explanations and fill in your votes:
(i)
In respect of sub-resolutions 10.01-10.07, each share you hold has voting rights equal to the total number of directors (not including INEDs) to be elected i.e. 7. In respect of sub-resolutions 11.01-11.04, each share you hold has voting rights equal to the total number of INEDs to be elected i.e. 4. In respect of sub-resolutions 12.01-12.05, each share you hold has voting rights equal to the total number of supervisors to be elected i.e. 5. For example, if you hold 1 million shares, and the total number of directors (not including INEDs) to be elected is 7, the total number of shares for which you have the voting rights under sub-resolutions 10.01-10.07 of the resolution No. 10 will be 7 million shares (i.e. 1 million sharesx7=7 million shares). The total number of shares for which you have the voting rights under sub-resolutions 11.01-11.04 of the resolution No. 11 will be 4 million shares (i.e. 1 million sharesx4=4 million shares). The total number of shares for which you have the voting rights under sub-resolutions 12.01-12.05 of the resolution No. 12 will be 5 million shares (i.e. 1 million sharesx5=5 million shares).

(ii)
Please note that you may give equal number of votes to each candidate, or give all your votes as represented by the shares you hold to one particular candidate, or certain number of votes as represented by the shares you hold to certain candidates.

(iii)
If you wish to give equal number of votes to each candidate, please indicate with a “I"'” in the appropriate space under “For” or “Against”; if not, please state the number of votes in the column “For” and/or “Against” you give to each of the candidates for election.

(iv)	After you have allocated all the voting rights represented by all of the shares held by you to a certain number of candidates, you do not have further voting rights in respect of other candidates.
(v)
Please note with particular attention that, if the total number of votes you have exercised and allocated to a certain number of candidates exceeds the total number of voting rights represented by the shares held by you, all your votes shall become void, and you will be deemed to have abstained from voting. If the total number of votes you have exercised and allocated to a certain number of candidates is no more than the total number of voting rights represented by the shares held by you, your votes are valid, and those votes not exercised (if any) will be deemed as being abstained from voting.

(vi)
Where the total number of votes in favour of a candidate for director (not including INEDs), INEDs or supervisors (not including employee representative supervisors) exceeds one-half of the total number of shares with voting rights represented by shareholders attending the AGM (based on the non-cumulative number of shares) and the votes for exceed the votes against, that candidate will be elected. If an insufficient number of directors or supervisors is to be elected at the AGM, then a further round of voting in respect of the unelected candidates will be conducted for the remaining vacancy, until all the directors and supervisors have been elected.

(vii)
When conducting a further round of voting for the vacancy of directors (not including INEDs), INEDs or supervisors (not including employee representative supervisors) according to (vi) above, the total number of shares for which the shareholders have the voting rights shall be re-calculated based on the number of the then candidates.

6.
This form of proxy must be signed under hand by you or your attorney duly authorised in writing on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

7.	The full text of resolutions No. 4, 7 and 8 are set out in the supplemental notice of the AGM. Resolutions No. 7 and 8 are special resolutions and the others are ordinary resolutions.
8.
In the case of joint holders of shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting in person or by proxy, the vote of the person whose name stands first on the register of members of Sinopec Corp. in respect of such share shall be accepted.

9.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised must be delivered by the holder of H Shares to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at least 24 hours before the time designated for the holding of the AGM (i.e. before 9:00 a.m., 24 May 2021 Hong Kong time) (“Deadline”). If the original copy of this proxy form is not received by such time, the shareholder can be deemed as having not attended the AGM and the relevant proxy form can be deemed as void, unless as stated otherwise in this proxy form.

10.
Important: If the shareholders of the Company have not yet lodged the original proxy form for the AGM (issued by the Company along with, among other things, the notice of the AGM dated 9 April 2021) (the “First Form of Proxy”) with the Company or the Company’s H Share Registrar, shareholders are requested to lodge only this revised form of proxy (the “Revised Form of Proxy”). A shareholder who has lodged the First Form of Proxy with the Company or the Company’s H share registrar should note that:

(1)	the duly completed Revised Form of Proxy will be treated as the valid form of proxy lodged by such shareholder;
(2)
if such shareholder fails to lodge the Revised Form of Proxy with the Company or the Company’s H share registrar, the lodged First Form of Proxy, if duly completed, will remain effective and applicable to the extent permissible. However, with regard to resolution No. 12 in the First Form of Proxy, since the sub-resolution thereunder to elect Mr. Zhou Liwei as an external supervisor of the eighth session of the board of supervisors of the Company (the “Withdrawn Resolution”) has been withdrawn, (i) if the total number of votes you have exercised and allocated to the remaining candidates (i.e. excluding the number of votes on the Withdrawn Resolution in the First Form of Proxy) exceeds the total number of voting rights for resolution No. 12 represented by the shares held by you after the aforesaid withdrawal of resolution, all your votes on resolution No. 12 shall become void, and you will be deemed to have abstained from voting; (ii) if the total number of votes you have exercised and allocated to the remaining candidates (i.e. excluding the number of votes on the Withdrawn Resolution in the First Form of Proxy) is no more than the total number of voting rights for resolution No. 12 represented by the shares held by you after the aforesaid withdrawal of resolution, your votes on the Withdrawn Resolution shall become void, and your votes on the remaining sub-resolutions under resolution No. 12 will be valid, and those votes not exercised (if any) will be deemed as being abstained from voting;

(3)
any Revised Form of Proxy which is lodged with the Company or the Company’s H share registrar after the Deadline shall be invalid. The First Form of Proxy previously lodged by such shareholder shall not be revoked. The First Form of Proxy, if duly completed, will be deemed effective and applicable to the extent permissible. However, with regard to resolution No. 12 in the First Form of Proxy, since the Withdrawn Resolution thereunder has been withdrawn, (i) if the total number of votes you have exercised and allocated to the remaining candidates (i.e. excluding the number of votes on the Withdrawn Resolution in the First Form of Proxy) exceeds the total number of voting rights for resolution No. 12 represented by the shares held by you after the aforesaid withdrawal of resolution, all your votes on resolution No. 12 shall become void, and you will be deemed to have abstained from voting; (ii) if the total number of votes you have exercised and allocated to the remaining candidates (i.e. excluding the number of votes on the Withdrawn Resolution in the First Form of Proxy) is no more than the total number of voting rights for resolution No. 12 represented by the shares held by you after the aforesaid withdrawal of resolution, your votes on the Withdrawn Resolution shall become void, and your votes on the remaining sub-resolutions under resolution No. 12 will be valid, and those votes not exercised (if any) will be deemed as being abstained from voting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: April 28, 2021